UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  June 2, 2014

VEECO INSTRUMENTS INC.

(Exact name of registrant as specified in its charter)

Delaware	0-16244	11-2989601
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Terminal Drive, Plainview, New York 11803

(Address of principal executive offices)

(516) 677-0200
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Security and Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2013.

Section 1 — Conflict Mineral Disclosure

Item 1.01   Conflict Minerals Disclosure and Report.

This Form SD disclosure for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934.

Form SD defines “Conflict Minerals” as (i) columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten, unless the U.S. Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of Congo (the “DRC”) or an adjoining country (each a “Covered Country”) or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in a Covered Country.  Certain Conflict Minerals are necessary to the functionality of our products. We have conducted a reasonable country of origin inquiry (“RCOI”), as described below, to determine whether any Conflict Minerals necessary to the functionality or production of our products originated in a Covered Country.

Prior to initiating our RCOI, we retained a regulatory compliance information management company to assist in structuring the process and administering data collection. Our inquiry began with a review of all of our suppliers.  We focused our RCOI on suppliers that comprise the top 80% of our annual direct expense and eliminated suppliers that do not, due to the nature of their business, utilize Conflict Minerals.  We provided the remaining 345 suppliers with a questionnaire based on the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative Conflict Minerals Common Reporting Template, asking them, among other things, to disclose the origin of any Conflict Minerals used in their manufacturing processes and to identify the Conflict Mineral processing facilities within their supply chain.  We also asked them, if accurate, to represent that their Conflict Minerals did not originate from a Covered Country.  We reviewed questionnaires received for completeness and consistency of answers.  Suppliers were required to provide corrections and clarifications where needed.

While we believe our RCOI process was reasonably designed and performed in good faith, there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified, despite our efforts to validate and confirm the information.

Based on the results of our RCOI, we have no reason to believe that Conflict Minerals necessary to the functionality or production of our products have originated in a Covered Country.  We will continue to actively engage suppliers who have not been able to provide us full sourcing information to ensure that we receive a response as soon as practicable.  Additionally, we have adopted a Conflict Minerals Policy and formulated training sessions for key employees intended to identify warning signs indicating that Conflict Minerals may have originated in a Covered Country.

We provide a link on our website, www.veeco.com, under Investors—Financial Information—SEC Filings, through which investors can access our filed annual Form SD Specialized Disclosure Report.

Item 1.02 — Exhibit

Not required.

Section 2 - Exhibits

Item 2.01   Exhibits.

None.

The information in this report, including the exhibits, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section, nor shall this information or these exhibits be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VEECO INSTRUMENTS INC.

By:	/s/ Gregory A. Robbins	June 2, 2014
Name: Gregory A. Robbins
Title: Senior Vice President and General Counsel